Blue Bird Corporation
3920 Arkwright Road, Suite 200
Macon, Georgia 31210

February 19, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blue Bird Corporation
Registration Statement on Form S-3
File No. 333-236372
Dear Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Blue Bird Corporation (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 5:15 p.m., Eastern Standard Time, on February 21, 2020, or as soon as practicable thereafter.

Please call Peter Ehrenberg of Lowenstein Sandler LLP at (212) 204-8697 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

Very truly yours,

BLUE BIRD CORPORATION

By: /s/ Paul Yousif
Name: Paul Yousif
Title:     General Counsel and Corporate Treasurer